
**United States**
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

## August 7, 2012
Date of report *(date of earliest event reported)*


| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition.**

On August 7, 2012, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2012 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

**Item 9.01. Financial Statements and Exhibits.**

(a)    Financial statements of businesses acquired: None
(b)    Pro forma financial information: None
(c)    Shell company transactions: None
(d)    Exhibits.

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release of MGE Energy, Inc., issued on August 7, 2012. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
**Madison Gas and Electric Company**
*(Registrants)*

Date: August 7, 2012

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

**MGE Energy, Inc.**
**Madison Gas and Electric Company**

**Exhibit Index to Form 8-K**
**Dated August 7, 2012**

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release of MGE Energy, Inc., issued on August 7, 2012. |

EXHIBIT 99.1

# News

## MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 7, 2012—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2012, of $14.3 million, or 62 cents per share, compared to $12.7 million, or 55 cents per share, for the same period in the prior year.

For the quarter ending June 30, 2012, the company experienced a 1.3% increase in electric sales volumes reflecting higher customer demand driven by warmer-than-normal weather. The June 2012 average temperature of 71.9 degrees was 5.9% higher than the normal average temperature of 67.9 degrees. In June 2011 the average temperature was 68.5 degrees.

MGE has experienced fuel-related savings in 2012 that are expected to be returned to customers in the future. As of June 30, 2012, $2.7 million was deferred in fuel-related cost savings under the Wisconsin fuel rules mechanism. MGE also received $1.2 million in refunds from PJM Interconnection, LLC (a regional transmission organization) in July 2012, related to the resettlement of transmission credits. The fuel savings for customers currently total $3.9 million. The 2012 fuel savings could increase or decrease by year-end and are subject to review by the Public Service Commission of Wisconsin.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 139,000 customers in Dane County, Wis., and purchases and distributes natural gas to 144,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

**MGE Energy, Inc.**
*(In thousands, except per-share amounts)*
(Unaudited)

| Three Months Ended June 30, | 2012 | 2011 |
|---|---|---|
| Operating revenue | $117,221 | $117,259 |
| Operating income | $25,081 | $23,197 |
| Net income | $14,270 | $12,723 |
| Earnings per share (basic and diluted) | $0.62 | $0.55 |
| Weighted average shares outstanding (basic and diluted) | 23,114 | 23,114 |

| Six Months Ended June 30, | 2012 | 2011 |
|---|---|---|
| Operating revenue | $266,480 | $281,864 |
| Operating income | $53,525 | $54,095 |
| Net income | $30,318 | $30,506 |
| Earnings per share (basic and diluted) | $1.31 | $1.32 |
| Weighted average shares outstanding (basic and diluted) | 23,114 | 23,114 |

**Contact:**
Steve Kraus
Manager - Media Relations
608-252-7907 | skraus@mge.com